Agrium Inc. 13131 Lake Fraser Drive S.E. Calgary, Alberta, Canada T2J 7E8

February 14, 2014

Alberta Securities Commission

Authorité des marchés financiers

British Columbia Securities Commission

Manitoba Securities Commission

New Brunswick Securities Commission

Nova Scotia Securities Commission

Ontario Securities Commission

Prince Edward Island – Securities Office

Saskatchewan Financial Services Commission

Securities Commission of Newfoundland and Labrador

The Toronto Stock Exchange

The New York Stock Exchange, Inc.

Securities and Exchange Commission

Re:	Agrium Inc.

Notice of Meeting and Record Date

We are writing pursuant to National Instrument 54-101 “Communication with Beneficial Owners of Securities of a Reporting Issuer” to notify you of the following dates in connection with the Annual and Special Meeting of Shareholders of Agrium Inc.:

a)	Meeting Type:	Special Meeting
b)	Securities Entitled to Notice:	Common
c)	Securities Entitled to Vote:	Common
d)	CUSIP Number:	008916108
e)	ISIN Number:	CA0089161081
f)	Record Date for Notice:	March 19, 2014
g)	Record Date for Voting:	March 19, 2014
h)	Beneficial Ownership Determination Date:	March 19, 2014
i)	Meeting Date:	May 7, 2014
j)	Meeting Location:	Calgary, Alberta
k)	Issuer mailing directly to non objecting beneficial owners:	No
l)	Issuer will pay for objecting beneficial owner material distribution:	Yes
m)	Issuer using notice-and-access for registered investors:	No
n)	Issuer using notice-and-access for non-registered investors:	No

Per:	“Gary J. Daniel”
Gary J. Daniel Corporate Secretary & Senior Legal Counsel